Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria y Extraordinaria de Accionistas de Betterware de Mexico S.A.B. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2021, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:

_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary and Extraordinary Shareholders Meeting of Betterware de Mexico S.A.B. de C.V. (the “Company”), to be held on _________, 2021, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention

I.       En atención a la solicitud de autorización presentada por la Sociedad, ante la Comisión Nacional Bancaria y de Valores, referente al establecimiento de un programa de colocación de certificados bursátiles de largo plazo, se propone la discusión, modificación, o en su caso, aprobación de los estados financieros consolidados dictaminados de la Sociedad por el periodo comprendido entre el 1 de enero al 31 de diciembre de 2020, incluyendo el reporte del auditor externo de la Sociedad por dicho periodo.

I. In connection with the authorization request submitted by the Company before the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), with respect to the establishment of a long term note placement program, discussion, amendment and in its case, approval of the Company's audited and consolidated financial statements for the fiscal year from January 1, 2020 to December 31, 2020, including the report of the Company's external auditor.
II. Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.				II. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

Orden del Día de la Asamblea Extraordinaria de Accionistas	Agenda for the General Extraordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention

I.       En atención a lo solicitado por la Comisión Nacional Bancaria y de Valores, para dar curso a la solicitud referente al establecimiento de un programa de colocación de certificados bursátiles de largo plazo, se propone la presentación, discusión y en su caso, aprobación de adopción de modalidad de Sociedad Anónima Promotora de Inversión de Capital Variable y, en su caso, reforma a los estatutos sociales de la Sociedad..

I. In connection with the request made by the Company before the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), with respect to the establishment of a long term note placement program, presentation, discussion, and in its case, approval of the adoption by the Company of the corporate form of a Sociedad Anónima Promotora de Inversión de Capital Variable and the amendment to the Company’s by-laws.
II. Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.				II. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

_____ de __________ de 2021 / ___________________, 2021
______________________________ Por/By: ______________________________ Cargo/Title: ______________________________
Testigos/Witnesses
Name: ______________________________	Name: ______________________________